FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Press Release regarding Earnings for the first six month of 2003 and dated July 28	1 to 12

28/07/03

Net income rose 58% in the first six months of 2003 compared to the same period last year.

TERRA LYCOS IMPROVES EBITDA BY 61% OVER THE FIRST SIX MONTHS OF LAST YEAR

•	Revenues grew 11% compared to the same period in 2002 excluding the exchange rate effect and the impact of the Bertelsmann agreement and Telefónica strategic alliance.

•	Revenues from January to June were 321 million constant first-half-2002 euros i.e., in local currency excluding the exchange rate effect, in line with revenues recorded in the first half of 2002. From January to June 2003, the depreciation of all currencies outside the Euro zone yielded a negative impact of 67 million euros compared to the same period the previous year. In current euros, the Group reported revenues of 254 million euros.

•	EBITDA in current euros stood at – 28 million euros this half, an improvement of 61% or 45 million euros over the same period last year and the EBITDA margin was -11%, an improvement of 12 percentage points compared to same period of 2002.

•	Excluding the exchange rate effect, EBITDA rose to – 25 million euros and the EBITDA margin to – 8%, an improvement of 66% and 15 percentage points respectively compared to 1H02.

•	In the first six months of the year, net income in current euros rose 58%, or 136 million euros,compared to the same period last year, reaching – 98 million euros.

•	Terra Lycos closed the first half with a total of 3.6 million customers paying for access, communication and portal services, an increase of 59% compared to the same period last year.

•	The Company closed 1H03 with 477,000 ADSL customers, a rise of 59% over the same period last year and an increase of 26% compared to December 2002. ADSL customers accounted for 31% of total customers paying for access.

Madrid, 28 July 2003.—Terra Lycos (MC: TRR; NASDAQ: TRLY), the global Internet Group, today released its financial results for the first half of 2003.

Revenues

In the first six months of 2003, Terra Lycos recorded revenue growth of 11% compared to the same period in 2002, excluding the exchange rate effect and revenues derived from the Group’s agreement with Bertelsmann in the first six months of 2002 and revenues derived from its strategic alliance with Telefónica in the first half of this year.

The Company reported revenues of 321 million euros in constant-1H02-euros, i.e. revenues in local currency excluding the exchange rate effect. After the consolidation of local currency revenues, total revenues were negatively impacted by 67 million euros, due to the effect of the strengthening of the euro; 65% of Terra Lycos revenues are in denominations other than the euro.

The long-term strategic alliance with Telefónica replaced the agreement with Bertelsmann which was based on advertising and e-commerce. This new alliance, among other things, consolidates Terra Lycos as the Telefónica Group’s Internet portal and exclusive provider of value-added services for at least the next six years, without putting limits to Terra Lycos as an Internet access provider.

The end of the agreement with Bertelsmann and the start of the new alliance with Telefónica, yielded a negative impact of 28 million euros, at constant euros of the first half of 2002. Although this alliance means less revenues for the first three years, it guarantees profitability and stability for Terra Lycos’ business model in the medium and longer term (minimum 6 years vs 3) assuring a minimum annual value of 78.5 million euros, and will lead to greater geographic and product diversification.

In the first six months of the year, the access business accounted for 40% of Terra Lycos revenues; value-added communication, portal and content services accounted for 24%; advertising and e-commerce accounted for 24%; and 12% of revenues came from corporate & SMEs services and other revenues.

The change in the Company’s business model has resulted in a positive trend in the diversification of Terra Lycos’ revenues. Particularly noteworthy is the growth in revenues generated by value-added communication, portal and content services, which accounted for 24% of total revenues this half, versus 7% in 1H02.

The Company’s positive move towards charging for content and communication services through its “O.B.P” (Open, Basic, Premium) model has meant that, during the first six months of the year, revenues from subscriptions to value-added services, excluding access, accounted for 27% of total revenues. Examples of O.B.P. include communication and portal services such as financial information, secure e-mail, web publishing and dating, in addition to services offered exclusively to Telefónica.

During the first half of this year, Terra started marketing mundoADSL jointly with Telefónica de España. This product is a communication, educational and entertainment tool which integrates quality services and content and is designed to allow users to make the most of ADSL technology at home. We also note the collaboration agreement signed with the Spanish Ministry of Science and Technology, the Child Protection Department and other organisations including the European Union to encourage initiatives to ensure Internet safety for children and young people.

In Brazil, Terra Lycos is showing positive results in charging for content and services. The Company has gained over 500,000 subscribers for value-added communication, portal and content services in this country in the past 12 months. In addition, the Company now has over one million subscribers to access services in Brazil, including SMEs.

The Company has reached new agreements and consolidated existing relationships with some of the largest advertisers in the U.S., including American Express, AT&T Wireless, Bank of America, Dell, Google, Hewlett Packard, Federal Express, IBM, Kraft, Samsung, T-Mobile, Universal Pictures, U.S. Army, Volvo and Western Union.

Operating expenses

In the first half of 2003, Terra Lycos, through efficient management operations backed by a steady improvement in processes, continued to progressively reduce operating expenses even further. The Company reduced costs by 32% compared to the same period last year. The largest savings, made in supplies, marketing and personnel costs, were largely obtained through the initiatives implemented by the new Global Operations management team.

Operating margin—EBITDA

In the first six months of 2003, EBITDA improved by 45 million euros compared to the same period last year, reaching –28 million euros, in line with the constant upward trend of EBITDA over the last twelve quarters. The EBITDA margin in current euros was -11%, an increase of 12 percentage points compared to the same period last year.

Excluding the exchange rate effect, EBITDA for the first six months of the year in constant first-half- 2002 euros increased to

–25 million euros, with an EBITDA margin of –8%. This is an improvement of 66% and 15 percentage points respectively compared to the first half of 2002.

Net income

In 1H03, Terra Lycos reported net income of –98 million euros, an improvement of 58%, or 136 million euros, compared to the same period last year.

The rise in net income was prompted by the improvement in EBITDA, efficient management operations during the half and the write-down of assets for 1.4 billion euros made by Terra Lycos at the close of 2002, in a show of transparency and use of conservative accounting practices, adapting the book value of investments made in the past to current market conditions.

Cash

Terra Lycos has one of the strongest cash positions in its sector, which allows the Group to finance its operations and seize business opportunities with the aim of achieving profitable growth. Efficient cash flow management has allowed the Company to close this half with 1.6 billion euros.

Operating results

At the end of June 2003, Terra Lycos had a total of 3.6 million customers paying for access, communication, portal and content services, a 59% increase in the number of paying customers compared to June of last year. As of June 30, the company had a base of 477,000 ADSL customers, an increase of 59% compared to June 2002 and a rise of 26% in the first six months of the year.

Subscribers to communications and portal services grew 127% compared to the same period in 2002, boosted by the success of the products and services launched in different countries and the alliance with Telefónica.

About Terra Lycos

Terra Lycos is a global Internet group, with a presence in 40 countries in 19 languages. The group, which resulted from Terra Networks, S.A’s acquisition of Lycos, Inc. in October of 2000, operates some of the most widely visited Web sites in the US, Europe, Asia and Latin America, and is the largest access provider in Spain and Latin America.

Terra Lycos’ network of Web sites includes Terra in 18 countries, Lycos in 22 countries, Angelfire.com, Atrea.com, Azeler.es, Educaterra.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos, with headquarters in Barcelona and operating centers in Madrid and Boston, as well as elsewhere, is listed on the Madrid stock exchange (ticker: TRR) and on the NASDAQ electronic market (ticker: TRLY) .

*Safe-Harbour

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. This foward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions (Shearman.—May 2 2003). Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telephone numbers :

• Public Relations
Miguel Angel Garzón	Kirsten Murawski (U.S.)
+34-91-452-3921	+1-781-370-2691
miguel.garzon@corp.terralycos.com	kirsten.murawski@corp.terralycos.com

• Investor Relations
Miguel von Bernard
+34-91-452-3278
relaciones.inversores@corp.terralycos.com

Annex I

TERRA LYCOS

Consolidated Statement of Operations

(In thousand of euros – Spanish GAAP)

Unaudited

	Six Months Ended Jun-30
	2003	2002

Revenues:
Access	102,696	118,326
Advertising and e-commerce	59,962	156,386
Communication, portal and content services	61,922	21,015
Corporate & SMEs Services and Other	29,156	26,611
Total revenues	253,736	322,338

Operating expenses:
Goods purchased	(129,529)	(157,367)
Personnel expenses	(62,712)	(93,986)
Professional services	(13,627)	(24,383)
Depreciation and amortization	(37,492)	(76,612)
Marketing and Commissions	(35,398)	(62,081)
Maintenance, supplies and leases	(23,905)	(33,539)
Other operating expenses	(25,188)	(35,773)
Total operating expenses	(327,851)	(483,741)

Operating loss	(74,115)	(161,403)

Financial income (expense)	21,416	33,730
Amortization of goodwill	(42,173)	(128,887)
Equity share in affiliate losses, net	(8,608)	(39,076)
Extraordinary income (expense) and other	5,773	(2,942)

Income (loss) before taxes	(97,707)	(298,578)

Corporate income tax credit	(168)	62,291
Minority interest	24	2,811

Net Loss (Spanish GAAP)	(97,851)	(233,476)

Shares excluding Stock Options Plan (‘000)	560,835	559,313

Annex II

TERRA LYCOS

Notes to P&L (I)

EBITDA Reconciliation

Six months ended June 30th in current euros

(in thousands—Spanish GAAP)	Six Months Ended Jun-30
Unaudited	2003	2002	Δ%

Operating loss	(74.115)	(161.403)	54%F
Depreciation and amortization	37.492	76.612	51%F
Lease expense on fixed assets (1)	8.404	11.611	28%F
EBITDA (2)	(28.219)	(73.180)	61%F
EBITDA Margin	-11%	-23%	12p.p. F

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.
(2)	See EBITDA description in the Other Information section
F:	Favorable evolution

Figures at Constant 6m’02 Exchange Rates

(in thousands—Spanish GAAP)	Six Months Ended Jun-30
Unaudited	2003	2002	Δ%
	Constant €(1)

Revenue by business:
Access	129.091	118.326	9%F
Advertising and e-commerce	76.005	156.386	-51%U
Communication, portal and content services	78.829	21.015	275%F
Corporate & SMEs Services and Other	37.182	26.611	40%F
Total revenues	321.109	322.338	0%

Revenue by country:
Spain	89.638	71.154	26%F
Brazil	116.482	65.371	78%F
US	70.412	137.909	-49%U
Other	44.576	47.904	-7%U
Total revenues	321.109	322.338	0%

EB1TDA(2)	(24.824)	(73.180)	66%F
EBITDA Margin	-8%	-23%	15p.p. F

(1)	6m’02 average exchange rates
(2)	See EBITDA description in the Other Information section
F:	Favorable evolution
U:	Unfavorable evolution

Annex II

TERRA LYCOS

Notes to P&L (II)

“Business As Usual” Revenues (Business as Usual Revenues net of FX and Bertelsmann/TEF contracts)

	Six Months Ended
(in thousands—Spanish GAAP)	Jun-30
Unaudited	2003	2002	Δ%

Revenues at Current Euros	253.736
Effect of exchange rates on revenues (1)	67.373
Revenues at Constant Euros	321.109	322.338	0%

Bertelsmann/Telefonica revenues	43.517	85.823
Effect of FX on Bertelsmann/TEF revenues (1)	13.950

“Business As Usual” Revenues	263.641	236.515	11	%F

(1)	6m’02 average exchange rates
F:	Favorable evolution

Annex III

TERRA LYCOS

Operating Data

(in thousands)

	jun-30
	2003	2002	Δ%

Total Pay Subscribers (1)	3.610	2.269	59	%F

Access:
Narrowband	1.045	1.048	0%
Broadband	477	301	59	%F
Total	1.522	1.349	13	%F

OBP (CSP/Portal):	2.088	920	127	%F

Broadband Access Subscribers:
Spain	135	123	10	%F
Latam	342	178	92	%F
Total	477	301	59	%F

(1)	Based on number of services delivered. Some suscribers may be contracting access and OBP product/services at the same time.
F:	Favorable evolution

Annex IV

TERRA LYCOS

Other Information

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate Services & SMEs and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the communication, portal and content services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include, among others, consulting, legal advisors’, auditors’ fees and insurance policies.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Operating Expenses

These expenses include bad debt, tax (other than income tax), travel expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: 07.28.03	By:	/S/ ELÍAS RODRÍGUEZ-VIÑA CANCIO
		Name:	Elías Rodríguez-Viña Cancio
		Title:	Chief Financial Officer Terra Networks, S.A.